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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 9)*


                              ORGANOGENESIS INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 685906 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

-----------------------                                  ---------------------
 CUSIP NO. 685906 10 9                   13G                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME(S) OF REPORTING PERSON(S)
 1    S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Herbert M. Stein, as General Partner of H.M. Stein Associates

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Inapplicable                                              (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    612,500 (beneficial ownership disclaimed as to all
                          but approximately 49,000 shares)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    612,500 (beneficial ownership disclaimed as to all
                          but approximately 49,000 shares)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Approximately 49,000 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10    X


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    0.3%


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    IN


------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages

-----------------------                                  ---------------------
 CUSIP NO. 685906 10 9                   13G                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME(S) OF REPORTING PERSON(S)
 1    S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Herbert M. Stein, as President of Fairlee Corp. a General Partner of H.M. Stein Associates

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    612,500 (beneficial ownership disclaimed as to all
                          but approximately 6,125 shares)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    612,500 (beneficial ownership disclaimed as to all
                          but approximately 6,125 shares)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Approximately 6,125

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10    X


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    0.04%


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    IN


------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 8 pages

-----------------------                                  ---------------------
 CUSIP NO. 685906 10 9                   13G                PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME(S) OF REPORTING PERSON(S)
 1    S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Herbert M. Stein

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    792,563
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    792,563
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      792,563

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    5.5%


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    IN


------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 4 of 8 pages

Item 1(a)      Name of Issuer
               --------------

     Organogenesis Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices
               -----------------------------------------------

     150 Dan Road
     Canton, MA 02021

Item 2(a)      Name of Person Filing
               ---------------------

     Herbert M. Stein, (a) as General Partners of H.M. Stein Associates, (b) as President of Fairlee Corp., which is a General Partner of H.M. Stein Associates, and (c) individually.


Item 2(b)      Address of Principal Business Office or, if none, Residence

     Herbert M. Stein
     c/o Organogenesis Inc.
     150 Dan Road
     Canton, MA 02021

Item 2(c)      State of Organization/Citizenship
               ---------------------------------

     United States

Item 2(d)      Title of Class of Securities
               ----------------------------

     Common Stock, $.01 par value

Item 2(e)      CUSIP Number
               ----------------------------

     685906 10 9

Item 3.        If this statement is filed pursuant to Rules 13d-1(b),
               ------------------------------------------------------
               or 13d-2(b), check whether the person filing is a
               -------------------------------------------------

     (a)       [ ]   Broker or Dealer registered under Section 15 of the Act

     (b)       [ ]   Bank as defined in Section 3(a)(6) of the Act

     (c)       [ ]   Insurance Company as defined in Section 3(a)(19) of the Act


                               Page 5 of 8 pages

     (d)       [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act

     (e)       [ ]   Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940

     (f)       [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

     (g)       [ ]   Parent Holding Company, in accordance with
                     (S)240.13d-1(b)(1)(ii)(G)

     (h)       [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

     Inapplicable

Item 4.        Ownership
               ---------

     (a)       Amount Beneficially Owned:


     1,405,063


     The partners of H.M. Stein Associates, Herbert M. and Renee
     Stein, their daughters, Erica, Sheryl and Sharyn, and Fairlee
     Corporation share voting and dispositive power over 612,500 shares.
     Mr. Stein has an 8% general partnership interest in H.M. Stein
     Associates and he is also the sole stockholder and President of Fairlee Corporation which has a 1% general partnership interest in H.M. Stein Associates. Herbert M. Stein disclaims beneficial interest of all but approximately 55,125 of such shares (49,000 shares by virtue of Mr. Stein's 8% partnership interest in H.M. Stein Associates and 6,125 shares by virtue of Mr. Stein's ownership of Fairlee Corporation, for a total of 55,125 shares). Mr. Stein directly owns 12,438 shares.
     In addition, Mr. Stein holds vested options for 780,125 shares.

     (b)       Percent of Class:

     9.8%

     (c)       Number of shares as to which such person has:

               (i)     sole power to vote or to direct the vote:
                       792,563


                               Page 6 of 8 pages

               (ii)    shared power to vote or to direct the vote:
                       612,500

               (iii)   sole power to dispose or to direct the disposition of:
                       792,563

               (iv)    shared power to dispose or to direct the disposition of:
                       612,500

Item 5.        Ownership of Five Percent or Less of a Class
               --------------------------------------------

               Inapplicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person
               ---------------------------------------------------------------

               The partners of H.M. Stein Associates, Herbert M. and Renee Stein, their daughters Erica, Sheryl and Sharyn, and Fairlee Corporation have the right to receive distributions of trust income and principal, including dividends or proceeds from the sale of the securities at the discretion of the General Partner of H.M. Stein Associates.

Item 7.        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company
               -------

               Inapplicable

Item 8.        Identification and Classification of Members of the Group
               ---------------------------------------------------------

               Inapplicable


Item 9.        Notice of Dissolution of Group
               ------------------------------

               Inapplicable

Item 10.       Certification
               -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                               Page 7 of 8 pages

     Signature
     ---------

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 14, 1997                /s/ Herbert M. Stein
                                       ---------------------------
                                           Herbert M. Stein*



*Herbert M. Stein individually and in his capacities both as a general partner of H.M. Stein Associates and as President of Fairlee Corp., which is a general partner of H.M. Stein Associates.



                               Page 8 of 8 pages